NATIONAL BANK OF CANADA

SUPPLEMENTARY FINANCIAL INFORMATION

FIRST QUARTER 2004 REPORT

r more information:

hel Labonté, Senior Vice-President Finance, Technology, and Corporate affairs, phone: (514) 394-8610, fax: (514) 394-6196

n Dagenais, Vice-President and Chief Accountant, phone: (514) 394-6233, fax: (514) 394-6196

ie Carr, Director Investor Relations, phone: (514) 394-0296, fax: (514) 394-6196

This document is also available via the Internet on the Bank's web site: www.nbc.ca

Index

FINANCIAL HIGHLIGHTS

	2004				2003				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003	2002 [1]
Net income ($000,000)				$185.6	$157.5	$161.8	$138.3	$166.2	$185.6	$166.2	$623.8	$429.4
Earnings per share - basic				$1.03	$0.87	$0.89	$0.73	$0.88	$1.03	$0.88	$3.37	$2.18
- *fully diluted*				$1.02	$0.86	$0.88	$0.72	$0.88	$1.02	$0.88	$3.34	$2.18
Return on common shareholders' equity				19.0%	16.4%	17.3%	14.8%	17.6%	19.0%	17.6%	16.5%	11.3%
Dividend per share				$0.33	$0.28	$0.28	$0.26	$0.26	$0.33	$0.26	$1.08	$0.93
Net interest margin Personnal & Commercial Bank				3.25%	3.25%	3.23%	3.19%	3.23%	3.25%	3.23%	3.22%	3.10%
Productivity ratio (teb)[1]				62.66%	66.79%	64.34%	66.30%	63.71%	62.66%	63.71%	65.29%	62.76%
Effective tax rate (teb)				36.07%	37.08%	36.55%	36.26%	36.07%	36.07%	36.07%	36.55%	40.46%
Average loans and BA's				$39,034	$39,808	$39,645	$39,354	$38,342	$39,034	$38,342	$39,287	$38,395
Average assets ($000,000)				$77,330	$73,927	$72,274	$70,110	$70,320	$77,330	$70,320	$71,671	$69,197
Total Assets ($000,000)				$80,812	$82,423	$78,394	$75,791	$73,145	$80,812	$73,145	$82,423	$74,593
Average common shareholders' equity				$3,777	$3,664	$3,586	$3,598	$3,666	$3,777	$3,666	$3,624	$3,628
Number of shares outstanding (000's)				173,569	174,620	174,507	175,670	181,563	173,569	181,563	174,620	182,596
Gross impaired loans ($000,000)				471.9	475.9	469.7	466.7	460.7	471.9	460.7	475.9	503.1
Gross impaired loans/common equity-goodwill+reserves				12.92%	13.02%	13.15%	13.27%	12.69%	12.92%	12.69%	13.02%	22.47%
Net impaired loans ($000,000)				(171.0)	(153.8)	(172.3)	(178.8)	(174.7)	(171.0)	(174.7)	(153.8)	(159.2)
as a % of net loans and bankers' acceptances				-0.4%	-0.3%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.3%	-0.4%
Book value				$21.81	$21.32	$20.77	$20.28	$20.22	$21.81	$20.22	$21.32	$19.04
Capital ratios - BIS												
Tier 1				10.1%	9.6%	9.5%	9.8%	10.2%	10.1%	10.2%	9.6%	9.6%
Total				13.8%	13.4%	13.5%	13.9%	14.3%	13.8%	14.3%	13.4%	13.1%
Tangible Shareholders' equity / Risk weighted assets				7.17%	6.78%	6.63%	6.56%	6.83%	7.17%	6.83%	6.78%	7.06%
Number of employees (full-time equivalent)				14,301	14,328	14,648	14,357	14,545	14,301	14,545	14,328	14,320
Number of branches in Canada				476	477	480	488	491	476	491	477	525
Number of ATM'S				816	817	814	809	811	816	811	817	826

(1): In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million ($111.9 after taxes).

CONSOLIDATED STATEMENT OF INCOME

	2004				2003				YTD		Full Year	
(unaudited)(thousands)(taxable equivalent basis)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003	2002
Interest Income and Dividends												
Loans				$ 446,723	$ 462,041	$ 483,216	$ 460,426	$ 465,791	$446,723	$465,791	$ 1,871,474	$ 1,906,729
Securities				89,011	124,690	124,380	126,305	150,533	89,011	150,533	525,908	510,561
Deposits with regulated financial institutions				33,250	31,626	31,041	31,651	37,148	33,250	37,148	131,466	174,335
Total Interest Income and Dividends	-	-	-	568,984	618,357	638,637	618,382	653,472	568,984	653,472	2,528,848	2,591,625
Interest Expense												
Deposits				247,429	247,242	290,510	234,842	257,359	247,429	257,359	1,029,953	979,281
Bank debentures				25,180	25,857	26,127	26,117	27,111	25,180	27,111	105,212	109,788
Other				19,028	24,254	17,172	14,551	13,438	19,028	13,438	69,415	58,588
Total Interest Expense	-	-	-	291,637	297,353	333,809	275,510	297,908	291,637	297,908	1,204,580	1,147,657
Tax equivalent adjustment				13,304	11,982	6,317	10,098	13,342	13,304	13,342	41,739	29,310
Net Interest Income	-	-	-	***290,651***	***332,986***	***311,145***	***352,970***	***368,906***	***290,651***	***368,906***	***1,366,007***	***1,473,278***
Other Income (teb)				633,191	601,375	556,142	444,710	491,724	633,191	491,724	2,093,951	1,641,029
Gross Revenues	-	-	-	***923,842***	***934,361***	***867,287***	***797,680***	***860,630***	***923,842***	***860,630***	***3,459,958***	***3,114,307***
Provision for credit losses				44,007	49,785	45,381	41,102	41,484	44,007	41,484	177,752	490,018
Non-Interest Expenses				578,882	623,833	556,729	528,482	548,304	578,882	548,304	2,257,348	2,040,444
Income Before Income Taxes	-	-	-	*300,953*	*260,743*	*265,177*	*228,096*	*270,842*	*300,953*	*270,842*	*1,024,858*	*583,845*
Income taxes				108,560	96,684	96,912	82,700	97,700	108,560	97,700	373,996	236,252
Income Before Non-Controlling Interest	-	-	-	*192,393*	*164,059*	*168,265*	*145,396*	*173,142*	*192,393*	*173,142*	*650,862*	*347,593*
Non-Controlling Interest				6,824	6,561	6,500	7,134	6,946	6,824	6,946	27,141	29,490
Net Income before disc. oper. and goodwill charges	$ -	$ -	$ -	***$ 185,569***	***$ 157,498***	***$ 161,765***	***$ 138,262***	***$ 166,196***	***$ 185,569***	***$ 166,196***	***$ 623,721***	***$ 318,103***
Discontinued Operations				$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	*$ 111,389*
Net Income before goodwill charges	$ -	$ -	$ -	***$ 185,569***	***$ 157,498***	***$ 161,765***	***$ 138,262***	***$ 166,196***	***$ 185,569***	***$ 166,196***	***$ 623,721***	***$ 429,492***
Goodwill charges				-	-	-	-	-	-	-	-	71
Net Income	$ -	$ -	$ -	***$ 185,569***	***$ 157,498***	***$ 161,765***	***$ 138,262***	***$ 166,196***	***$ 185,569***	***$ 166,196***	***$ 623,721***	***$ 429,421***
Effective Tax Rate	-%	-%	-%	36.1%	37.1%	36.5%	36.3%	36.1%	36.1%	36.1%	36.5%	40.5%
Dividends on preferred shares				$ 5,725	$ 5,725	$ 5,725	$ 8,165	$ 4,831	$ 5,725	$ 4,831	$ 24,446	$ 21,324
Dividends on common shares				$ 57,866	$ 49,117	$ 48,973	$ 46,870	$ 47,555	$ 57,866	$ 47,555	$ 192,515	$ 173,583
Number of common shares (avg.) (in thousands)				174,669	174,585	175,363	178,348	182,728	174,669	182,728	177,751	186,608

Tax equivalent adjustment

Net interest income				13,304	11,982	6,317	10,098	13,342	13,304	13,342	41,739	29,310
Other income				(1,955)	19,020	10,175	14,632	11,876	(1,955)	11,876	55,703	57,002
Income taxes				11,349	31,002	16,492	24,730	25,218	11,349	25,218	97,442	86,312

RESULTS OF OPERATIONS AS A PERCENTAGE OF AVERAGE ASSETS

	2004				2003				YTD		Full Year	
(Taxable equivalent basis)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003	2002
In % of average assets												
Net interest income				1.49	1.79	1.71	2.06	2.08	1.49	2.08	1.91	2.13
Other income				3.25	3.23	3.05	2.60	2.77	3.25	2.77	2.92	2.37
Provision for credit losses				0.23	0.27	0.25	0.23	0.23	0.23	0.23	0.25	0.71
Non-interest expenses				2.97	3.35	3.06	3.09	3.09	2.97	3.09	3.15	2.94
Income taxes				0.56	0.52	0.53	0.48	0.55	0.56	0.55	0.52	0.34
Non-controlling interest				0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04
Income before discontinued operations				**0.95**	**0.85**	**0.89**	**0.82**	**0.94**	**0.95**	**0.94**	**0.87**	**0.46**
Discontinued operations				-	-	-	-	-	-	-	-	0.16
Net income				0.95	0.85	0.89	0.82	0.94	0.95	0.94	0.87	0.62
Average assets ($000,000)				$77,330	$73,927	$72,274	$70,110	$70,320	$77,330	$70,320	$71,671	$69,197
Average earning assets ($000,000)				$69,077	$66,460	$65,518	$62,646	$63,312	$69,077	$63,312	$64,499	$63,648
In % of Average Risk-Weighted Assets												
Net interest income (teb)				2.99%	3.30%	3.11%	3.59%	3.76%	2.99%	3.76%	3.46%	3.77%
Net Income				**1.91%**	**1.56%**	**1.62%**	**1.45%**	**1.69%**	**1.91%**	**1.69%**	**1.58%**	**1.10%**
Average Risk-Weighted Assets ($000,000)				$38,619	$40,058	$39,660	$39,061	$38,952	$38,619	$38,952	$39,436	$39,083
Prime rate				4.47%	4.59%	4.96%	4.70%	4.50%	4.47%	4.50%	4.69%	4.15%
B/A's 30 days				2.75%	2.86%	3.25%	2.97%	2.79%	2.75%	2.79%	2.97%	2.46%
Spread				1.72%	1.73%	1.71%	1.73%	1.71%	1.72%	1.71%	1.72%	1.69%

(in millions of dollars) (taxable equivalent basis)	2004				2003				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003
Personal and Commercial Banking											
Net interest income				323	320	315	300	312	323	312	1,247
Other income				160	162	165	147	156	160	156	630
Total Income				483	482	480	447	468	483	468	1,877
Operating expenses				292	304	292	280	279	292	279	1,155
Provision for credit losses				29	40	35	39	41	29	41	155
Earning before income taxes				162	138	153	128	148	162	148	567
Income taxes				58	46	58	47	54	58	54	205
Non-controlling interest				-	-	-	-	-	-	-	-
Net Income				104	92	95	81	94	104	94	362
Net interest margin				3.25%	3.25%	3.23%	3.19%	3.23%	3.25%	3.23%	3.22%
Expense ratio				60.5%	63.1%	60.8%	62.6%	59.6%	60.5%	59.6%	61.5%
Average loans and BA's				38,669	38,294	37,915	37,759	37,531	38,669	37,531	37,876
Average assets				39,476	39,101	38,716	38,555	38,342	39,476	38,342	38,680

(in millions of dollars) (taxable equivalent basis)	2004				2003				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003
Wealth Management											
Net interest income				22	24	22	22	23	22	23	91
Other income				164	151	144	133	139	164	139	567
Total Income				186	175	166	155	162	186	162	658
Operating expenses				148	137	132	125	131	148	131	525
Provision for credit losses				-	-	-	-	-	-	-	-
Earning before income taxes				38	38	34	30	31	38	31	133
Income taxes				13	13	11	10	11	13	11	45
Non-controlling interest				1	1	1	1	1	1	1	4
Net Income				24	24	22	19	19	24	19	84
Expense ratio				79.6%	78.3%	79.5%	80.6%	80.9%	79.6%	80.9%	79.8%
Average loans and BA's				318	303	312	312	316	318	316	311
Average assets				654	662	672	656	672	654	672	666

(in millions of dollars) (taxable equivalent basis)	2004				2003				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003
Financial Markets											
Net interest income				(6)	31	15	70	71	(6)	71	187
Other income				274	244	217	118	166	274	166	745
Total Income				268	275	232	188	237	268	237	932
Operating expenses				132	153	129	117	128	132	128	527
Provision for credit losses				24	19	21	13	10	24	10	63
Earning before income taxes				112	103	82	58	99	112	99	342
Income taxes				40	37	29	21	35	40	35	122
Non-controlling interest				-	-	-	-	-	-	-	-
Net Income				72	66	53	37	64	72	64	220
Expense ratio				49.3%	55.6%	55.6%	62.2%	54.0%	49.3%	54.0%	56.5%
Average loans and BA's				7,497	8,381	8,895	8,775	8,292	7,497	8,292	8,584
Average assets				42,678	39,320	38,226	36,462	37,222	42,678	37,222	37,819

NET INCOME BY SECTOR OF ACTIVITIES

(in millions of dollars)	2004				2003				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003
Other Segments											
Net interest income				(61)	(54)	(47)	(49)	(51)	(61)	(51)	(201)
Other income				37	25	20	32	19	37	19	96
Total Income				(24)	(29)	(27)	(17)	(32)	(24)	(32)	(105)
Operating expenses				7	29	4	7	10	7	10	50
Provision for credit losses				(9)	(9)	(11)	(11)	(10)	(9)	(10)	(41)
Earning before income taxes				(22)	(49)	(20)	(13)	(32)	(22)	(32)	(114)
Income taxes				(14)	(30)	(18)	(20)	(27)	(14)	(27)	(95)
Non-controlling interest				6	5	6	6	6	6	6	23
Net Income				(14)	(24)	(8)	1	(11)	(14)	(11)	(42)
Average loans and BA's				(7,450)	(7,170)	(7,477)	(7,492)	(7,797)	(7,450)	(7,797)	(7,484)
Average assets				(5,478)	(5,156)	(5,340)	(5,563)	(5,916)	(5,478)	(5,916)	(5,492)
Total											
Net interest income				278	321	305	343	355	278	355	1,324
Other income				635	582	546	430	480	635	480	2,038
Total Income				913	903	851	773	835	913	835	3,362
Operating expenses				579	623	557	529	548	579	548	2,257
Provision for credit losses				44	50	45	41	41	44	41	177
Earning before income taxes				290	230	249	203	246	290	246	928
Income taxes				97	66	80	58	73	97	73	277
Non-controlling interest				7	6	7	7	7	7	7	27
Net Income				186	158	162	138	166	186	166	624
Net interest margin				1.43%	1.72%	1.67%	2.01%	2.00%	1.43%	2.00%	1.85%
Expense ratio				63.4%	69.0%	65.5%	68.4%	65.6%	63.4%	65.6%	67.1%
Average loans and BA's				39,034	39,808	39,645	39,354	38,342	39,034	38,342	39,287
Average assets				77,330	73,927	72,274	70,110	70,320	77,330	70,320	71,671

	2004				2003				YTD		Full Year	
(unaudited) (thousands) (taxable equivalent basis)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003	2002 (1)
Other Income												
Deposits and payment service charges				$ 49,466	$ 48,853	$ 48,103	$ 45,881	$ 46,116	$ 49,466	$ 46,116	$ 188,953	$ 185,703
Commissions on loans and bankers' acceptances				92,271	68,004	66,750	64,199	68,426	92,271	68,426	267,379	244,624
Capital market fees				163,495	149,844	138,393	119,808	136,100	163,495	136,100	544,145	539,113
Foreign exchange revenues				19,314	14,545	15,953	18,324	17,355	19,314	17,355	66,177	66,756
Card service revenues				11,633	12,124	14,782	11,641	10,475	11,633	10,475	49,022	46,731
Trust services				27,908	26,322	25,907	26,279	26,642	27,908	26,642	105,150	90,270
Mutual funds				29,625	27,220	26,154	24,804	26,791	29,625	26,791	104,969	69,902
Securitization				50,973	54,857	51,093	43,550	54,259	50,973	54,259	203,759	204,046
Profit & Loss on trading				156,673	155,067	120,529	55,266	49,825	156,673	49,825	380,687	122,602
Profit & Loss other than trading				(4,961)	137	(2,882)	(9,381)	12,909	(4,961)	12,909	783	(97,952)
Other				36,794	44,402	51,360	44,339	42,826	36,794	42,826	182,927	169,234
Total	*$ -*	*$ -*	*$ -*	*$ 633,191*	*$ 601,375*	*$ 556,142*	*$ 444,710*	*$ 491,724*	*$ 633,191*	*$ 491,724*	*$ 2,093,951*	*$ 1,641,029*
As a % of total revenues	-%	-%	-%	68.5%	64.4%	64.1%	55.8%	57.1%	68.5%	57.1%	60.5%	52.7%

	2004				2003				YTD		Full Year	
(unaudited) (thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003	2002
Trading revenues												
Net Interest Income				$ (70,264)	$ (33,414)	$ (34,796)	$ 10,662	$ 16,336	$ (70,264)	$ 16,336	$ (41,212)	$ 51,000
Other Income				156,673	155,067	120,529	55,266	49,825	156,673	49,825	380,687	122,602
Total	*$ -*	*$ -*	*$ -*	*$ 86,409*	*$ 121,653*	*$ 85,733*	*$ 65,928*	*$ 66,161*	*$ 86,409*	*$ 66,161*	*$ 339,475*	*$ 173,602*

(1): In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million.

NON-INTEREST EXPENSES

	2004				2003				YTD		Full Year	
(unaudited) (thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003	2002
Non-Interest Expenses												
Salaries and Staff benefits												
Salaries				$ 195,302	$ 217,173	$ 198,171	$ 176,079	$ 184,539	$ 195,302	$ 184,539	$ 775,962	$ 686,143
Commissions				98,078	88,050	84,017	72,134	85,210	98,078	85,210	329,411	314,441
Pension plan and other staff benefits				51,914	47,386	42,454	44,212	47,625	51,914	47,625	181,677	146,780
Total Compensation	-	-	-	*345,294*	*352,609*	*324,642*	*292,425*	*317,374*	*345,294*	*317,374*	*1,287,050*	*1,147,364*
Premises, Equipment & Furniture												
Rent				23,020	25,031	25,382	24,496	24,078	23,020	24,078	98,987	85,603
Taxes & insurance				4,386	3,392	4,441	5,404	4,052	4,386	4,052	17,289	16,594
Maintenance, lighting, heating				6,345	6,714	6,120	7,002	6,221	6,345	6,221	26,057	26,143
Rental & maintenance of computers				73,226	82,307	72,047	79,522	78,680	73,226	78,680	312,556	304,681
Depreciation				11,897	13,382	12,446	12,577	11,190	11,897	11,190	49,595	62,944
Total Premises, Equipment & Furniture	-	-	-	*118,874*	*130,826*	*120,436*	*129,001*	*124,221*	*118,874*	*124,221*	*504,484*	*495,965*
Other Expenses												
Professional fees				23,741	30,146	30,720	24,459	26,593	23,741	26,593	111,918	99,692
Taxes on capital & salaries				14,594	22,864	10,890	15,868	10,832	14,594	10,832	60,454	57,531
Travel & business development				24,069	37,973	21,595	25,604	23,391	24,069	23,391	108,563	91,626
Other				52,310	49,415	48,446	41,125	45,893	52,310	45,893	184,879	148,266
Total Other Expenses	-	-	-	*114,714*	*140,398*	*111,651*	*107,056*	*106,709*	*114,714*	*106,709*	*465,814*	*397,115*
TOTAL NON-INTEREST EXPENSES	*$ -*	*$ -*	*$ -*	*$ 578,882*	*$ 623,833*	*$ 556,729*	*$ 528,482*	*$ 548,304*	*$ 578,882*	*$ 548,304*	*$ 2,257,348*	*$ 2,040,444*

PROVISION FOR CREDIT LOSSES

	2004				2003				YTD		Full Year	
(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003	2002
RETAIL				6	12	5	10	13	6	13	40	
SME & AGRIBUSINESS				5	3	3	5	3	5	3	14	
				11	15	8	15	16	11	16	54	181
CREDIT CARD				12	13	14	11	9	12	9	47	38
COMMERCIAL				6	9	9	13	16	6	16	47	156
CORPORATE				24	19	21	13	10	24	10	63	173
REAL ESTATE												
CANADA				-	3	4	-	-	-	-	7	22
USA				-	-	-	-	-	-	-	-	(2)
Total Real Estate				*-*	*3*	*4*	*-*	*-*	*-*	*-*	*7*	*20*
OTHER				-	-	-	(1)	-	-	-	(1)	(13)
CREDIT CARD SECURITIZATION				(9)	(9)	(11)	(10)	(10)	(9)	(10)	(40)	(35)
GENERAL				-	-	-	-	-	-	-	-	(30)
Total before Sovereign Risk General Reserve				*44*	*50*	*45*	*41*	*41*	*44*	*41*	*177*	*490*
SOVEREIGN RISK GENERAL RESERVE				-	-	-	-	-	-	-	-	-
Total				*44*	*50*	*45*	*41*	*41*	*44*	*41*	*177*	*490*
As a % of loans and BA's									0.42%	0.40%	0.42%	1.18%

CONDENSED CONSOLIDATED BALANCE SHEET

	2004				2003				End Of Year	
(unaudited)(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002
Assets										
Cash resources				$ 8,030	$ 6,956	$ 6,596	$ 5,583	$ 6,432	$ 6,956	$ 6,864
Securities				23,491	26,179	21,574	21,393	19,202	26,179	20,118
Loans										
Residential mortgages				14,011	13,973	13,781	13,144	12,957	13,973	12,863
Personal and credit cards				6,243	6,084	5,996	5,905	5,731	6,084	5,548
Business and government				17,729	18,415	19,234	19,589	18,757	18,415	20,035
Securities purchased under reverse repurchase agreements				4,411	3,955	3,595	3,419	3,426	3,955	2,366
Total Loans	-	-	-	**42,394**	**42,427**	**42,606**	**42,057**	**40,871**	**42,427**	**40,812**
Customers' liability under bankers' acceptances				3,160	3,334	3,344	3,128	3,134	3,334	2,988
Assets held for disposal					-	19	225	281	-	313
Other assets				3,737	3,527	4,255	3,405	3,225	3,527	3,498
Total Assets	**$ -**	**$ -**	**$ -**	**$ 80,812**	**$ 82,423**	**$ 78,394**	**$ 75,791**	**$ 73,145**	**$ 82,423**	**$ 74,593**
Liabilities										
Deposits										
Personal				$ 23,853	$ 23,512	$ 23,501	$ 23,234	$ 23,000	$ 23,512	$ 22,607
Business and government				21,637	22,700	23,173	22,741	21,399	22,700	22,582
Deposit-taking institutions				6,010	5,251	4,853	4,209	5,589	5,251	6,501
Total Deposits	-	-	-	**51,500**	**51,463**	**51,527**	**50,184**	**49,988**	**51,463**	**51,690**
Others										
Acceptances				3,160	3,334	3,344	3,128	3,134	3,334	2,988
Other liabilities				20,519	22,013	17,980	16,864	14,271	22,013	14,422
Subordinated debentures				1,473	1,516	1,543	1,553	1,581	1,516	1,592
Total Others	-	-	-	**25,152**	**26,863**	**22,867**	**21,545**	**18,986**	**26,863**	**19,002**
Shareholders' equity										
Preferred shares				375	375	375	500	500	375	300
Common shares				1,583	1,583	1,580	1,583	1,633	1,583	1,639
Contributed surplus				3	2	2	-	-	2	-
Retained earnings				2,199	2,137	2,043	1,979	2,038	2,137	1,962
Total Shareholders' equity	-	-	-	**4,160**	**4,097**	**4,000**	**4,062**	**4,171**	**4,097**	**3,901**
Total Liabilities & Shareholders' Equity	**$ -**	**$ -**	**$ -**	**$ 80,812**	**$ 82,423**	**$ 78,394**	**$ 75,791**	**$ 73,145**	**$ 82,423**	**$ 74,593**
Mortgage securitization				$ 4,149	$ 4,086	$ 4,072	$ 4,396	$ 4,548	$ 4,086	$ 4,603
Mortgage loans sold to third parties				$ 149	$ 131	$ 133	$ 122	$ 125	$ 131	$ 126
Credit card securitization				$ 1,100	$ 1,100	$ 900	$ 950	$ 1,000	$ 1,100	$ 1,200
Consumer loans securitization				$ 114	$ 145	$ 185	$ 235	$ 290	$ 145	$ 348
Direct loans securitization				$ 515	$ 515	$ 515	$ 515	$ 515	$ 515	$ 515
Mutual funds				$ 10,266	$ 9,574	$ 9,320	$ 9,229	$ 9,415	$ 9,574	$ 9,440
Securities - excess of market value over book				$ 208	$ 128	$ 78	$ 23	$ 9	$ 128	$ (10)
Number of shares outstanding (000's)				173,569	174,620	174,507	175,670	181,563	174,620	182,596
Domestic Gap < 1 year				952	400	613	1,279	730	400	(177)
> 1 year				2,075	2,674	2,521	1,827	2,597	2,674	3409

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	2004				2003				YTD		Full Year	
(unaudited)(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2003	2002
Opening balance				4,097	4,000	4,062	4,171	3,901	4,097	3,901	3,901	4,116
Issuance (redemption) of common shares				-	3	(3)	(50)	(6)	-	(6)	(56)	(29)
Issuance of preferred shares				-	-	-	-	200	-	200	200	-
Redemption of preferred shares, Series 10 and 11				-	-	(125)	-	-	-	-	(125)	(192)
Net income				186	158	162	138	166	186	166	624	429
Dividends on common shares				(58)	(50)	(48)	(47)	(48)	(58)	(48)	(193)	(174)
Dividends on preferred shares				(6)	(6)	(6)	(8)	(5)	(6)	(5)	(25)	(21)
Income taxes related to dividends on preferred shares, Series 10,11,12 and 13				-	1	-	(1)	-	-	-	-	(2)
Share issuance expenses, net of income taxes				-	-	(1)	1	(4)	-	(4)	(4)	-
Unrealized foreign exchange losses, net of income taxes				(5)	(8)	(1)	(2)	-	(5)	-	(11)	(2)
Stock options expense				1	-	2	-	-	1	-	2	-
Premium paid on common shares purchased for cancellation				(55)	(1)	(42)	(140)	(33)	(55)	(33)	(216)	(224)
Closing balance	-	-	-	4,160	4,097	4,000	4,062	4,171	4,160	4,171	4,097	3,901
Shareholders' equity												
Preferred shares				375	375	375	500	500	375	500	375	300
Common shares				1,583	1,583	1,580	1,583	1,633	1,583	1,633	1,583	1,639
Contributed surplus				3	2	2	-	-	3	-	2	-
Unealized foreign currency translation adjustment				1	6	14	15	17	1	17	6	17
Retained earnings				2,198	2,131	2,029	1,964	2,021	2,198	2,021	2,131	1,945
Closing balance	-	-	-	4,160	4,097	4,000	4,062	4,171	4,160	4,171	4,097	3,901

(millions of dollars)

	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Altamira	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	Total 2004	Total 2003
as at January 31, 2004									
Assets under administration									
Institutional	28,840	5,107	-	-	-	-	-	33,947	33,617
Personal	-	68,686	-	-	-	7,754	-	76,440	56,490
Mutual funds	6,269	5	5,838	4,428	-	-	-	16,540	20,622
Mortgage loans sold to third parties	-	-	-	-	-	-	4,298	4,298	4,673
Total assets under administration	**35,109**	**73,798**	**5,838**	**4,428**	**-**	**7,754**	**4,298**	**131,225**	**115,402**
Assets under management									
Personal	2,543	-	-	-	-	-	-	2,543	2,125
Managed portfolios	-	1,841	-	-	13,155		-	14,996	11,522
Mutual funds	-	-	-	-	13,429	-	-	13,429	8,325
Total assets under management	**2,543**	**1,841**	**-**	**-**	**26,584**	**-**	**-**	**30,968**	**21,972**
Total assets under administration / management	**37,652**	**75,639**	**5,838**	**4,428**	**26,584**	**7,754**	**4,298**	**162,193**	**137,374**
								2003	**2002**
as at January 31, 2003									
Assets under administration									
Institutional	29,506	3,519	-	592	-	-	-	33,617	36,303
Personal	-	50,776	-	-	-	5,714	-	56,490	56,929
Mutual funds	5,483	5,724	5,228	4,187	-	-	-	20,622	10,554
Mortgage loans sold to third parties	-	-	-	-	-	-	4,673	4,673	6,287
Total assets under administration	**34,989**	**60,019**	**5,228**	**4,779**	**-**	**5,714**	**4,673**	**115,402**	**110,073**
Assets under management									
Personal	2,125	-	-	-	-	-	-	2,125	1,913
Managed portfolios	-	1,377	-	-	10,145	-	-	11,522	13,299
Mutual funds	-	-	-	-	8,325	-	-	8,325	6,844
Total assets under management	**2,125**	**1,377**	**-**	**-**	**18,470**	**-**	**-**	**21,972**	**22,056**
Total assets under administration / management	**37,114**	**61,396**	**5,228**	**4,779**	**18,470**	**5,714**	**4,673**	**137,374**	**132,129**

GROSS IMPAIRED LOANS

	2004				2003				End Of Year	
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002
RETAIL				33.7	33.6	35.5	36.3	40.9	33.6	
SME & AGRIBUSINESS				42.7	45.5	36.1	36.1	33.1	45.5	
				76.4	79.1	71.6	72.4	74.0	79.1	89.6
COMMERCIAL				172.3	168.7	217.0	221.6	233.1	168.7	225.3
CORPORATE				175.0	163.3	95.7	84.4	53.9	163.3	73.3
REAL ESTATE										
-Canada				34.3	38.8	56.7	59.6	68.6	38.8	83.2
-United States				-	-	-	-	-	-	-
Total Real Estate				34.3	38.8	56.7	59.6	68.6	38.8	83.2
TREASURY				3.9	3.9	4.1	4.2	4.5	3.9	4.6
OTHER				-	0.7	2.0	1.4	2.3	0.7	3.1
GENERAL ALLOWANCE				-	-	-	-	-	-	-
PRIVATE RISKS				**461.9**	**454.5**	**447.1**	**443.6**	**436.4**	**454.5**	**479.1**
DESIGNATED COUNTRIES				10.0	21.4	22.6	23.1	24.3	21.4	24.0
TOTAL				**471.9**	**475.9**	**469.7**	**466.7**	**460.7**	**475.9**	**503.1**
AS A % OF LOANS AND ACCEPTANCES				**1.0%**	**1.0%**	**1.0%**	**1.0%**	**1.0%**	**1.0%**	**1.1%**

	2004				2003				Full Year		
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2004	2003	2002
Opening balance				476	470	467	460	503	476	503	970
Write-off				(21)	(59)	(37)	(30)	(72)	(21)	(198)	(630)
Formation				17	65	40	37	29	17	171	356
Transfert to assets held for disposal				-	-	-	-	-	-	-	(193)
Closing balance				472	476	470	467	460	472	476	503

	2004				2003				End Of Year	
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002
RETAIL				13.9	15.0	17.3	17.5	23.5	15.0	
SME & AGRIBUSINESS				26.5	30.6	22.1	22.5	19.0	30.6	
				40.4	45.6	39.4	40.0	42.5	45.6	59.4
COMMERCIAL				81.2	76.5	114.1	115.6	118.9	76.5	97.2
CORPORATE				89.8	101.2	49.8	33.3	19.1	101.2	36.1
REAL ESTATE										
-Canada				20.8	24.7	29.4	35.9	44.9	24.7	46.0
-United States				-	-	-	-	-	-	-
Total Real Estate				20.8	24.7	29.4	35.9	44.9	24.7	46.0
TREASURY				2.4	2.3	0.1	0.1	3.0	2.3	3.0
OTHER				(2.2)	(1.8)	(2.8)	(0.4)	-	(1.8)	2.2
GENERAL ALLOWANCE				(405.0)	(405.0)	(405.0)	(405.0)	(405.0)	(405.0)	(405.0)
PRIVATE RISKS				**(172.6)**	**(156.5)**	**(175.0)**	**(180.5)**	**(176.6)**	**(156.5)**	**(161.1)**
DESIGNATED COUNTRIES				1.6	2.7	2.7	1.7	1.9	2.7	1.9
TOTAL				**(171.0)**	**(153.8)**	**(172.3)**	**(178.8)**	**(174.7)**	**(153.8)**	**(159.2)**
AS A % OF LOANS AND ACCEPTANCES				**-0.4%**	**-0.3%**	**-0.4%**	**-0.4%**	**-0.4%**	**-0.3%**	**-0.4%**

Real Estate	2004				2003			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
CANADA				$530.0	$525.0	$521.0	$501.0	$460.0
UNITED STATES				47.0	47.0	54.0	59.0	66.0
GROSS TOTAL				**577.0**	**572.0**	**575.0**	**560.0**	**526.0**
ALLOWANCE FOR LOAN IMPAIRMENT								
- CANADA.				13.5	14.0	27.3	23.7	23.7
- U.S.A.				-	-	-	0.4	0.5
ALLOWANCE FOR LOAN IMPAIRMENT				**13.5**	**14.0**	**27.3**	**24.1**	**24.2**
NET				**$563.5**	**$558.0**	**$547.7**	**$535.9**	**$501.8**

Aerospace	2004				2003			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Aircraft manufacturing				$125	$144			
% investment grade				*58.40%*	*55.00%*			
% non-investment				*41.60%*	*45.00%*			
% of loans and BA's				*0.30%*	*0.34%*			
Air Transportation				$72	$58			
% investment grade				*0.00%*	*0.00%*			
% non-investment				*100.00%*	*100.00%*			
% of loans and BA's				*0.17%*	*0.14%*			
Services				$87	$82			
% investment grade				*28.74%*	*24.00%*			
% non-investment				*71.26%*	*76.00%*			
% of loans and BA's				*0.21%*	*0.20%*			
Total				$284	$284			
% investment grade				*56.34%*	*58.00%*			
% non-investment				*43.66%*	*42.00%*			
% of loans and BA's				*0.69%*	*0.68%*			

Telecom	2004				2003			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cable				$94	$121	$131	$136	$117
% investment grade				*0.00%*	*38.84%*	*42.75%*	*41.18%*	*29.06%*
% non-investment				*100.00%*	*61.16%*	*57.25%*	*58.82%*	*70.94%*
% of loans and BA's				*0.23%*	*0.29%*	*0.31%*	*0.33%*	*0.29%*
Wireless and Wireline				$56	$75	$92	$104	$162
% investment grade				*39.26%*	*21.33%*	*21.74%*	*30.77%*	*24.69%*
% non-investment				*60.71%*	*78.67%*	*78.26%*	*69.23%*	*75.31%*
% of loans and BA's				*0.14%*	*0.18%*	*0.22%*	*0.25%*	*0.40%*
Total				*$150*	*$196*	*$223*	*$240*	*$279*
% investment grade				*14.66%*	*32.14%*	*34.08%*	*36.67%*	*26.52%*
% non-investment				*85.34%*	*67.86%*	*65.92%*	*63.33%*	*73.48%*
% of loans and BA's				*0.36%*	*0.47%*	*0.53%*	*0.57%*	*0.69%*

Electric Power and Power Generation	2004				2003			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Regulated Utilities				$28	$24	$30	$11	$2
% investment grade				*100.00%*	*100.00%*	*100.00%*	*100.00%*	*100.00%*
% non-investment				*0.00%*	*0.00%*	*0.00%*	*0.00%*	*0.00%*
% of loans and BA's				*0.07%*	*0.06%*	*0.07%*	*0.03%*	*0.00%*
Generation Projects with PPA's				$124	$106	$156	$137	$160
% investment grade				*48.39%*	*13.21%*	*27.56%*	*39.42%*	*19.38%*
% non-investment				*51.61%*	*86.79%*	*72.44%*	*60.58%*	*80.63%*
% of loans and BA's				*0.30%*	*0.25%*	*0.37%*	*0.33%*	*0.39%*
Other Generation Projects				$12	$11	$29	*$34*	$18
% investment grade				*100.00%*	*90.91%*	*41.38%*	*47.06%*	*55.56%*
% non-investment				*0.00%*	*9.09%*	*58.62%*	*52.94%*	*44.44%*
% of loans and BA's				*0.03%*	*0.03%*	*0.07%*	*0.08%*	*0.04%*
Total				*$164*	*$141*	*$215*	*$182*	*$180*
% investment grade				*26.22%*	*34.04%*	*39.53%*	*44.51%*	*23.89%*
% non-investment				*73.78%*	*65.96%*	*60.47%*	*55.49%*	*76.11%*
% of loans and BA's				*0.40%*	*0.34%*	*0.51%*	*0.44%*	*0.44%*

	2004				2003			
(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Tier I capital								
Common shareholders' equity				$3,785	$3,723	$3,622	$3,562	$3,671
Non-cum. preferred shares, permanent				375	375	375	500	500
Non-controlling interest				3	2	3	3	2
Innovative instruments				397	396	421	430	456
Less: goodwill				662	660	660	660	660
Total Tier I				**$3,898**	**$3,835**	**$3,761**	**$3,835**	**$3,969**
Tier II capital								
Cumulative preferred shares				$-	$-	$-	$-	$-
Bank debentures				1,439	1,437	1,470	1,478	1,505
General provision				337	350	347	341	340
Total Tier II				**$1,776**	**$1,787**	**$1,817**	**$1,819**	**$1,845**
Other deductions				366	253	243	243	251
TOTAL CAPITAL				**$5,308**	**$5,369**	**$5,335**	**$5,411**	**$5,563**
Risk-adjusted balance sheet items								
Cash resources				$1,585	$1,363	$1,303	$1,186	$1,333
Securities				2,396	2,688	2,706	2,659	2,947
Mortgage loans				4,846	4,634	4,343	4,039	4,108
Other loans				17,842	18,710	19,064	19,639	18,645
Other assets				4,904	5,692	5,915	5,376	5,330
Total Risk-adjusted balance sheet items				**$31,573**	**$33,087**	**$33,331**	**$32,899**	**$32,363**
Risk-adjusted off-balance sheet items								
Commitments to extend credit								
L/G, L/C and trans.-related contingent				697	606	641	866	918
Commitments to extend credit				4,090	4,075	3,914	3,651	3,957
Interest rate contracts				139	100	115	115	145
Foreign exchange contracts				198	230	209	217	183
Equity-linked contracts				106	136	136	109	92
Commodity				66	120	72	80	101
Total Risk-adjusted off-balance sheet items				**$5,296**	**$5,267**	**$5,087**	**$5,038**	**$5,396**
Risk-adjusted market risk items				$1,750	$1,707	$1,242	$1,124	$1,193
TOTAL RISK-ADJUSTED ASSETS				**$38,619**	**$40,061**	**$39,660**	**$39,061**	**$38,952**
Risk-adjusted ratios								
Tier I				10.1%	9.6%	9.5%	9.8%	10.2%
Total				13.8%	13.4%	13.5%	13.9%	14.3%

(millions of dollars)

	2004				2003				End Of Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002
FOREIGN EXCHANGE RELATED CONTRACTS										
Swaps				37,042	42,889	33,417	38,000	32,996	42,889	41,173
Options - purchased				7,889	9,619	7,370	5,642	6,261	9,619	7,607
- sold				7,295	9,687	7,748	4,964	5,605	9,687	7,096
Futures				6,519	6,748	5,683	6,862	7,368	6,748	7,340
Total Notional Amount				*58,745*	*68,943*	*54,218*	*55,468*	*52,230*	*68,943*	*63,216*
Replacement cost (1)				555	550	451	445	267	550	314
Future credit risk				416	454	440	436	415	454	502
Credit equivalent (2)				972	1,581	892	880	682	1,581	815
Risk-weighted equivalent				198	230	209	217	183	230	221
INTEREST RATE RELATED CONTRACTS										
Swaps				97,951	88,477	84,595	93,448	70,539	88,477	67,819
Options - purchased				30,559	38,705	48,728	43,203	34,197	38,705	33,917
- sold				26,567	47,161	50,337	47,397	44,494	47,161	59,700
Futures				17,106	7,486	5,166	3,606	3,663	7,486	8,561
Total Notional Amount				*172,183*	*181,829*	*188,826*	*187,654*	*152,893*	*181,829*	*169,997*
Replacement cost (1)				563	392	471	479	560	392	579
Future credit risk				170	184	174	165	151	184	140
Credit equivalent (2)				733	576	645	643	712	576	720
Risk-weighted equivalent				139	100	115	115	145	100	161
FINANCIAL FUTURES										
Total Notional Amount				*19,028*	*23,981*	*20,007*	*22,123*	*14,890*	*23,981*	*14,273*
EQUITY AND COMMODITY CONTRACTS										
Total Notional Amount				*7,412*	*10,530*	*12,924*	*7,816*	*11,111*	*10,530*	*5,046*
Replacement cost (1)				394	431	310	347	411	431	345
Future credit risk				323	468	523	346	269	468	257
Credit equivalent (2)				717	899	833	693	679	899	602
Risk-weighted equivalent				171	256	208	189	193	256	161
TOTAL DERIVATIVES										
Total Notional Amount				*257,368*	*285,283*	*275,975*	*273,061*	*231,124*	*285,283*	*252,532*
Replacement cost (1)				1,512	1,373	1,232	1,271	1,238	1,373	1,238
Future credit risk				909	1,106	1,137	947	835	1,106	899
Credit equivalent (2)				2,422	3,056	2,370	2,216	2,073	3,056	2,137
Risk-weighted equivalent				508	586	532	521	521	586	543

(1) Gross positive replacement cost after permissible netting

(2) Taking into account permissible netting

	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Credit Rating								
Moody's (Long Term Debt Senior)				A1	A1	A1	A1	A1
Standard & Poor's/CBRS (Long Term Debt)				A	A	A	A	A
DBRS (Debentures)				A(Low)	A(Low)	A(Low)	A(Low)	A(Low)
Fitch (Long-Term)				A+	A+	A+	A+	A+
Stock Trading Range and Other Information								
High				$ 45.00	$ 41.19	$ 37.41	$ 35.15	$ 33.10
Low				$ 40.17	$ 34.50	$ 34.55	$ 31.26	$ 29.95
Close				$ 43.85	$ 40.91	$ 35.38	$ 34.90	$ 31.76
Number of registered shareholders				27,641	27,865	27,997	28,189	28,402
Valuation								
Market Capitalization (in millions of $)				$ 7,611	$ 7,144	$ 6,174	$ 6,131	$ 5,766
P/E Ratio (Trailing 4 Quarters)				12.46	12.14	14.50	12.10	10.60
Market price/Book value				2.01	1.92	1.70	1.72	1.57
Dividend payout (trailing 4 quarters)				32.67%	32.05%	32.40%	32.79%	33.33%
Dividend yield (annualized)				3.01%	2.74%	3.17%	2.98%	3.27%

The Common Shares of the Bank as well as the First Preferred Series 13 and Series 15 are listed on the TSX.
The ticker symbols and newspaper abbreviations for the Bank's shares listed are as follows:

	Ticker Symbol	Newspaper Abbreviations Toronto
Common Shares	**NA**	**National Bk**
First Preferred Shares		
Series 13	NA.PR.J	Natl Bk 13
Series 15	NA.PR.K	Natl Bk 15


VaR - Global Trading - Q4 2003 to Q1 2004
(Maximum 1-day loss at 99%)
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
3-Nov-03
8-Nov-03
13-Nov-03
18-Nov-03
23-Nov-03
28-Nov-03
3-Dec-03
8-Dec-03
13-Dec-03
18-Dec-03
23-Dec-03
28-Dec-03
2-Jan-04
7-Jan-04
12-Jan-04
17-Jan-04
22-Jan-04
27-Jan-04

NATIONAL BANK OF CANADA

Report to Shareholders

First Quarter 2004

Record net income for the first quarter of 2004

- *Net income up 12% to $186 million*
- *Earnings per share up 17% to $1.03*
- *Return on common shareholders' equity of 19.0%.*

MONTREAL, February 26, 2004 - National Bank of Canada earned record net income of $186 million in the quarter ended January 31, 2004 compared to $166 million in the corresponding quarter of 2003. Earnings per share amounted to $1.03 in the first quarter versus $0.88 in the same period of 2003, for a 17% increase. Return on common shareholders' equity was 19.0% for the quarter, in comparison to 17.6% for the quarter ended January 31, 2003.

In accordance with a new accounting standard that came into effect on November 1, 2003, National Bank has discontinued amortizing fees for mortgage loan prepayments. The unamortized balance of $25 million as at October 31, 2003 ($16 million net of income taxes) was recorded to income, adding $0.09 to the quarter's earnings per share.

Moreover, in the first quarter of 2004, the Bank recorded a $31 million impairment charge ($20 million net of income taxes) on corporate investments, which reduced earnings per share by $0.11.

Net income was up sharply for each of the Bank's three operating segments in the first quarter of 2004.

	For the quarter ended January 31		
	2004	**2003**	**%**
Net income			
Personal and Commercial	104	94	+11
Wealth Management	24	19	+26
Financial Markets	72	64	+13
Other	(14)	(11)	
Total	186	166	+12
Earnings per share	$1.03	$0.88	+17
Return on common shareholders' equity	19.0%	17.6%	

"We achieved these results by strengthening a number of performance drivers in recent years," stated Réal Raymond, President and Chief Executive Officer. "Our strategy was deployed using a disciplined, conscientious and professional approach and this growth is proof that all the Bank's components are doing well."

The Personal and Commercial Banking segment declared net income of $104 million for the first quarter of 2004, for an increase of $10 million or 11% compared to the same period in 2003. This growth was attained despite the Bank's ongoing investments under partnership programs. The improvement in segmented net income was mainly due to lower credit losses.

Increase transactions by individual investors on financial markets lifted net income at Wealth Management. For the first quarter of 2004, this segment recorded net income of $24 million, up 26% over the corresponding period of 2003. According to Mr. Raymond, "the winning formula is to serve the investor community efficiently and professionally while offering appropriate, results-oriented investment solutions."

Net income for the Financial Markets segment climbed 13% to $72 million in the first quarter of 2004 compared to $64 million for the same quarter of last year. Trading activities and corporate lending income helped fuel growth. "Our success in attracting highly talented people and building a diversified portfolio of activities enabled us to capitalize on market opportunities as they arose," said Mr. Raymond.

As at January 31, 2004, specific and general allowances for credit risk exceeded gross impaired loans by $171 million versus $154 million as at October 31, 2003. The reduction in impaired loans was concentrated mainly in the corporate lending sector.

Tier 1 and total capital ratios were 10.1% and 13.8%, respectively, as at January 31, 2004, in comparison to 9.6% and 13.4% as at October 31, 2003.

The Bank repurchased 1.6 million common shares for cancellation as at January 31, 2004 under the normal course issuer bid for the repurchase of up to 8.7 million common shares.

"We intend to stay the course during the coming quarters by focusing on the orientations that have delivered convincing results. National Bank is well on the way to achieve all the strategic objectives it had set for fiscal 2004."

	Objectives	Results 1st Quarter 2004
Growth in earnings per share	5% - 10%	17%
Return on common shareholders' equity	15% - 17%	19.0%
Tier 1 capital ratio	8.75% - 9.50%	10.1%
Dividend payout ratio	35% - 45%	33%

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. *These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Management's Discussion and Analysis of Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the first quarter of 2004.

Analysis of Results

Operating Results

National Bank posted a record net income of $186 million for the first quarter ended January 31, 2004 compared to $166 million for the corresponding period in 2003. Earnings per share were $1.03 for the quarter, up 17% from $0.88 for the same quarter a year earlier. Return on common shareholders' equity stood at 19.0% for the quarter versus 17.6% for the quarter ended January 31, 2003.

On November 1, 2003, the Bank began applying the new accounting standard that establishes standards for financial reporting in accordance with generally accepted accounting principles. The introduction of this standard eliminates certain practices that could have been used within a particular industry. The only major impact on the Bank's results was that mortgage loan prepayment fees are no longer amortized. The unamortized balance of $25 million as at October 31, 2003 ($16 million net of income taxes) was recorded under "Lending fees" in the Consolidated Statement of Income. This adjustment added $0.09 to earnings per share for the quarter.

Results by Segment

Effective fiscal 2004, the Bank decided to measure the results of its operating segments in terms of actual losses rather than expected losses. Prior year figures have been restated to comply with the current year presentation.

Personal and Commercial

Quarterly net income for the Personal and Commercial segment amounted to $104 million, up 11% from the $94 million recorded for the same period in 2003. This improvement was primarily attributable to the 29% decrease in the provision for credit losses. In fact, credit losses for the period totalled $29 million compared to $41 million for the first quarter of 2003.

At $323 million, net interest income rose $11 million, or 3.5%, as the spread inched up from 3.23% in the first quarter of 2003 to 3.25% this quarter. Other income grew by $4 million to $160 million, primarily because of the higher volume of payments and foreign exchange revenue.

Operating expenses for the quarter were $292 million as against $279 million for the same period a year earlier. Approximately 30% of the increase was attributable to costs related to developing partnership programs, particularly IT development expenses. Excluding these costs, operating expenses would have been about 3% higher.

Wealth Management

During the first quarter of 2004, individuals continued to participate on financial markets, which boosted net income of Wealth Management segment to $24 million for the quarter from $19 million for a 26% year-over-year increase.

Total revenues grew close to 15%, from $162 million in the first quarter of 2003 to $186 million this quarter. The increase stemmed primarily from brokerage activities, but also from mutual fund revenues.

Operating expenses in the first quarter of 2004 reached $148 million, up from $131 million for the same period in 2003. Seventy per cent of the increase was attributable to variable compensation.

Financial Markets

The Financial Markets segment posted $72 million in net income for the first quarter of 2004, up 13% from $64 million for the corresponding quarter in 2003.

Revenues, totalling $268 million for the quarter, increased by $31 million, or 13%, mainly because trading revenues were $21 million higher and financial market fees were up $10 million.

Trading Revenues (millions of dollars)	**Q1 2004**	**Q1 2003**
Financial Markets		
Interest rate	46	22
Equities	25	31
Commodity and currency	13	10
	84	**63**
Other segments	2	3
Total	**86**	**66**
Net interest income	(70)	16
Other income	160	39
Taxable equivalent	(4)	11
Total	**86**	**66**

At $132 million, operating expenses rose 3% from $128 million for the same quarter in 2003.

The provision for credit losses amounted to $24 million for the quarter compared to $10 million for the same period last year because of specific provision for credit losses recorded in the steel industry.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Other

The net loss for the "Other" heading totalled $14 million for the first quarter of 2004 compared to a net loss of $11 million for the same period in 2003.

Other income included an amount of $25 million now that fees charged on mortgage prepayments are no longer being amortized. The Bank also recorded a $31 million write-down in the value of investments.

Consolidated Results

Revenues

Total revenues in the first quarter of 2004 stood at $913 million compared to $835 million in the same quarter of 2003, for a $78 million or 9% increase. Trading revenues, as shown in the table on page 3, were up $20 million and accounted for one quarter of revenue growth. The higher volume of individual trading on financial markets together with the corporate banking transactions contributed to the 21% growth in financial market fees, which amounted to $164 million for the quarter. At $76 million for the quarter, lending fees rose $26 million primarily because the unamortized balance of mortgage prepayment fees was recorded to income further to the application of a new accounting standard. Lastly, $7 million of losses on investment account securities included the $31 million impairment charge recorded on investments, which was largely offset by gains in the investment account at Treasury.

Operating Expenses

Operating expenses for the quarter were $579 million compared to $548 million in the same quarter of 2003. Of the $31 million increase, more than 40% stemmed from higher variable compensation as a result of the growing volume of retail brokerage activities. Excluding the increase in variable compensation, operating expenses were up 3% from the corresponding quarter of 2003. Overall, the efficiency ratio dipped from 63.7% for the first quarter of 2003 to 62.7% this quarter.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $44 million as against $41 million for the corresponding quarter of 2003. Credit losses of Personal and Commercial segment were down $12 million or 29% to $29 million. However, at Financial Markets, the provision for credit losses rose from $14 million to $24 million in the first quarter of 2004.

As at January 31, 2004, allowances for credit losses exceeded impaired loans by $171 million, compared to $154 million as at October 31, 2003 and $175 million at the end of the corresponding quarter of 2003. Corporate banking was chiefly responsible for the reduction in impaired loans since the beginning of fiscal 2004.

The ratio of gross private impaired loans to total tangible capital and allowances was excellent at 12.9% as at January 31, 2004 versus 13.0% as at October 31, 2003 and 12.7% as at January 31, 2003.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in more detail on page 59 of the 2003 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, commodity and equity price.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2004				For the quarter ended October 31, 2003			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(4)	(7)	(5)	(3)	(4)	(5)	(4)	(3)
Foreign exchange	(1)	(2)	(1)	-	(1)	(2)	(1)	-
Equities	(2)	(4)	(2)	(1)	(2)	(3)	(2)	(1)
Commodities	-	-	-	-	-	-	-	-
Correlation effect [2]	3	7	3	–	3	4	4	1
Global VaR	**(4)**	**(6)**	**(5)**	**(4)**	**(4)**	**(6)**	**(3)**	**(3)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Balance Sheet

The Bank's total assets stood at $80.8 billion as at January 31, 2004 compared to $82.4 billion at the end of fiscal 2003. The decline was attributable to cash and securities, which went from $33.1 billion as at October 31, 2003 to $31.5 billion at the end of the first quarter of 2004. The table below presents the main loan and deposit headings.

Average monthly volumes (millions of dollars)	**January 2004**	**October 2003**
Loans and acceptances*		
Residential mortgages	18,308	18,105
Consumer loans	5,355	5,193
Credit card receivables	1,597	1,525
Business loans	17,860	18,143
	43,120	**42,966**
Deposits		
Personal (balance)	23,853	23,512
Off-balance sheet personal savings (balance)	55,109	51,525
Business	10,359	10,533

* including securitized assets

As at January 31, 2004, residential mortgages totalled $18.3 billion, up approximately $200 million from October 31, 2003. Excluding indirect loans, consumer loans have risen by 4% since the beginning of the fiscal year to $4.9 billion. Credit card receivables increased by 5% in the first quarter to $1.6 billion as at January 31, 2004. Business loans and acceptances stood at $17.9 billion as against $18.1 billion at the end of fiscal 2003. The decline was primarily attributable to corporate loans.

Personal deposits increased by approximately $300 million since October 31, 2003 to $23.9 billion. Off-balance sheet savings administered by the Bank and its subsidiaries were up approximately $3.6 billion since the beginning of the new fiscal year to total $55.1 billion as at January 31, 2004. Brokerage activities accounted for more than 70% of the increase.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 10.1% and 13.8%, respectively, as at January 31, 2004, compared to 9.6% and 13.4% as at October 31, 2003. The improvement in the ratios was mainly due to the decline in risk-weighted assets.

Dividends

At its meeting on February 26, 2004, the Board of Directors declared regular dividends on the various classes and series of preferred shares, as well as a dividend of 33 cents per common share, payable on May 1, 2004 to shareholders of record on March 25, 2004.

Highlights

(unaudited)	Quarter ended January 31 2004	2003	% Change
Operating results			
(millions of dollars)			
Total revenues	**$913**	$835	9
Net income	**186**	166	12
Return on common shareholders' equity	**19.0 %**	17.6 %	
Per common share			
Earnings per share – basic	**$1.03**	$0.88	17
Dividends paid	**0.33**	0.26	27
Book value	**21.81**	20.22	8
Stock trading range			
High	**45.00**	33.10	
Low	**40.17**	29.95	
Close	**43.85**	31.76	
Financial position	**January 31**	October 31	
(millions of dollars)	**2004**	2003	
Total assets	**$80,812**	$82,423	(2)
Loans and acceptances	**45,554**	45,761	–
Deposits	**51,500**	51,463	–
Subordinated debentures and shareholders' equity	**5,633**	5,613	–
Capital ratios - BIS			
Tier 1	**10.1 %**	9.6 %	
Total	**13.8 %**	13.4 %	
Impaired loans, net of specific and general allowances	**(171)**	(154)	
as a % of loans and acceptances	**(0.4)%**	(0.3)%	
Assets under administration/management	**162,193**	155,348	
Total personal savings	**78,962**	75,037	
Interest coverage	**10.99**	10.22	
Asset coverage	**3.34**	3.19	
Other information			
Number of employees	**16,914**	16,935	–
Number of branches in Canada	**476**	477	–
Number of banking machines	**816**	817	–

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended January 31 2004	October 31 2003	January 31 2003
Interest income and dividends			
Loans	**447**	463	466
Securities	**89**	125	150
Deposits with financial institutions	**33**	31	37
	569	619	653
Interest expense			
Deposits	**247**	247	257
Subordinated debentures	**25**	26	27
Other	**19**	25	14
	291	298	298
Net interest income	**278**	321	355
Other income			
Financial market fees	**164**	150	136
Deposit and payment service charges	**49**	49	47
Trading revenues	**160**	136	39
Gains (losses) on investment account securities, net	**(7)**	-	12
Card service revenues	**12**	12	11
Lending fees	**76**	56	50
Acceptances, letters of credit and guarantee	**16**	12	19
Securitization revenues	**51**	55	54
Foreign exchange revenues	**19**	14	17
Trust services and mutual funds	**57**	53	54
Other	**38**	45	41
	635	582	480
Total revenues	**913**	903	835
Provision for credit losses	**44**	50	41
	869	853	794
Operating expenses			
Salaries and staff benefits	**345**	353	317
Occupancy	**46**	49	46
Computers and equipment	**73**	82	79
Communications	**19**	20	21
Professional fees	**24**	30	26
Other	**72**	89	59
	579	623	548
Income before income taxes and non-controlling interest	**290**	230	246
Income taxes	**97**	66	73
	193	164	173
Non-controlling interest	**7**	6	7
Net income	**186**	158	166
Dividends on preferred shares	**6**	6	5
Net income available to common shareholders	**180**	152	161
Number of common shares outstanding (thousands)			
Average - basic	**174,669**	174,585	182,728
Average - diluted	**177,008**	176,347	183,905
End of period	**173,569**	174,620	181,563
Earnings per common share			
Basic	**1.03**	0.87	0.88
Diluted	**1.02**	0.86	0.88
Dividends per common share	**0.33**	0.28	0.26

Consolidated Balance Sheet

(unaudited) (millions of dollars)	January 31 2004	October 31 2003	January 31 2003
ASSETS			
Cash resources			
Cash and deposits with Bank of Canada	193	313	302
Deposits with financial institutions	7,837	6,643	6,130
	8,030	6,956	6,432
Securities			
Investment account	5,770	6,998	7,469
Trading account	17,701	19,151	11,669
Loan substitutes	20	30	64
	23,491	26,179	19,202
Loans			
Residential mortgage	14,014	13,976	12,962
Personal and credit card	6,260	6,101	5,744
Business and government	18,352	19,025	19,374
Securities purchased under reverse repurchase agreements	4,411	3,955	3,426
Allowance for credit losses	(643)	(630)	(635)
	42,394	42,427	40,871
Other			
Customers' liability under acceptances	3,160	3,334	3,134
Assets held for disposal	–	–	281
Premises and equipment	264	263	246
Goodwill	662	660	660
Intangible assets	182	183	184
Other assets	2,629	2,421	2,135
	6,897	6,861	6,640
	80,812	82,423	73,145
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	23,853	23,512	23,000
Business and government	21,637	22,700	21,399
Deposit-taking institutions	6,010	5,251	5,589
	51,500	51,463	49,988
Other			
Acceptances	3,160	3,334	3,134
Obligations related to securities sold short	8,644	8,457	6,085
Obligations related to securities sold under repurchase agreements	6,643	8,674	3,293
Other liabilities	4,832	4,484	4,435
	23,279	24,949	16,947
Subordinated debentures	1,473	1,516	1,581
Non-controlling interest	400	398	458
Shareholders' equity			
Preferred shares	375	375	500
Common shares	1,583	1,583	1,633
Contributed surplus	3	2	–
Unrealized foreign currency translation adjustment	1	6	17
Retained earnings	2,198	2,131	2,021
	4,160	4,097	4,171
	80,812	82,423	73,145

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended January 31	
	2004	2003
Cash flows from operating activities		
Net income	186	166
Adjustments for:		
Provision for credit losses	44	41
Amortization of premises and equipment	12	11
Future income taxes	(3)	6
Translation adjustment on foreign currency subordinated debentures	2	(11)
Losses (gains) on sales of investment account securities, net	7	(12)
Gains on asset securitization	(17)	(19)
Stock option expense	1	-
Change in interest payable	22	(1)
Change in interest receivable	193	13
Change in income taxes payable	(119)	6
Change in unrealized losses (gains) and net amounts payable on derivative contracts	(246)	228
Change in trading account securities	1,450	1,510
Excess of contributions over expense for employee pension plans	(15)	(78)
Change in other items	326	307
	1,843	2,167
Cash flows from financing activities		
Change in deposits	37	(1,702)
Maturity of subordinated debentures	(45)	-
Issuance of common shares	14	7
Issuance of preferred shares	-	200
Repurchase of common shares for cancellation	(69)	(46)
Dividends paid on common shares	(58)	(91)
Dividends paid on preferred shares	(6)	(5)
Change in obligations related to securities sold short	187	543
Change in obligations related to securities sold under repurchase agreements	(2,031)	(1,123)
Change in other items	(5)	(4)
	(1,976)	(2,221)
Cash flows from investing activities		
Change in loans	(25)	996
Proceeds from securitization of assets	470	276
Purchases of investment account securities	(2,595)	(5,765)
Sales of investment account securities	3,826	5,177
Change in securities purchased under reverse repurchase agreements	(456)	(1,060)
Net acquisition of premises and equipment	(13)	(2)
	1,207	(378)
Increase (decrease) in cash and cash equivalents	1,074	(432)
Cash and cash equivalents at beginning	6,956	6,864
Cash and cash equivalents at end	8,030	6,432
Cash and cash equivalents		
Cash and deposits with Bank of Canada	193	302
Deposits with financial institutions	7,837	6,130
Total	8,030	6,432
Interest and dividends paid	333	396
Income taxes paid	217	70

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Quarter ended January 31 2004	2003
Preferred shares at beginning	375	300
Issuance of preferred shares, Series 15	–	200
Preferred shares at end	375	500
Common shares at beginning	1,583	1,639
Issuance of common shares	14	7
Repurchase of common shares for cancellation (Note 6)	(14)	(13)
Common shares at end	1,583	1,633
Contributed surplus at beginning	2	–
Stock option expense	1	–
Contributed surplus at end	3	–
Unrealized foreign currency translation adjustment at beginning	6	17
Foreign exchange gains (losses) on activities where the functional currency is other than the Canadian dollar	(7)	9
Income taxes related to foreign exchange gains and losses	2	(9)
Unrealized foreign currency translation adjustment at end	1	17
Retained earnings at beginning	2,131	1,945
Net income	186	166
Dividends		
Preferred shares	(6)	(5)
Common shares	(58)	(48)
Premium paid on common shares repurchased for cancellation (Note 6)	(55)	(33)
Share issuance expenses, net of income taxes	–	(4)
Retained earnings at end	2,198	2,021
Shareholders' equity	4,160	4,171

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2004.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2003, except for the new standards described in Note 2.

2. Recent Standards Adopted

Generally Accepted Accounting Principles

On November 1, 2003, the Bank adopted the requirements of Section 1100 of the Canadian Institute of Chartered Accountants (CICA) Handbook, "Generally Accepted Accounting Principles". This Section establishes standards for financial reporting in accordance with generally accepted accounting principles (GAAP) and identifies other sources to be consulted in selecting accounting policies and disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The application of this standard eliminates certain practices that could have been used within a particular industry. The only material impact on the results of the Bank is that mortgage loan prepayment fees will no longer be amortized. Since November 1, 2003, these fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, mortgage loan prepayment fees were recorded and amortized to interest income over the term of the loan. In accordance with the guidance in Section 1100, the unamortized balance of mortgage loan prepayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes), was recorded in the first quarter of 2004 in the Consolidated Statement of Income under "Lending fees". In addition, following the adoption of Section 1100, the current basis of presentation using the net balance of certain amounts receivable and payable on outstanding transactions, including cheques and other items in transit, could be replaced by a presentation based on gross balance.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

Hedging relationships

On November 1, 2003, the Bank adopted CICA Accounting Guideline No.13, "Hedging Relationships" (AcG-13). This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. Monetary or derivative financial instruments used in risk management qualifying for hedge accounting are recorded using the hedge accounting methodology described in Note 1 of the 2003 Annual Report.

When a hedging relationship ceases to be effective, hedge accounting will be discontinued prospectively and the financial instrument will be carried at fair value on the Consolidated Balance Sheet as of the date hedge accounting was discontinued. Any subsequent changes in fair value will be recognized in "Other income", in conformity with EIC-128, "Accounting for Trading Speculative or Non-Hedging Derivative Financial Instruments". Should the financial instrument once again qualify as a hedging relationship, then hedge accounting will take effect again on the new date of designation.

Financial instruments that do not qualify for hedge accounting under AcG-13 are carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million transitional gain is deferred and recognized in income over the remaining term of the financial instruments.

Impairment of long-lived assets

Effective November 1, 2003, the Bank adopted the recommendations of CICA standard "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The adoption of this standard had no impact on the consolidated financial statements for the first quarter of 2004.

Equity-linked deposit contracts

On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 17, "Equity-Linked Deposit Contracts" (AcG-17). Under this Guideline, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle the investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment and a variable amount based on the return on equities or an equity index. Any subsequent changes in fair value are recognized in the Consolidated Statement of Income as they arise. The adoption of this Guideline did not have a material impact on the consolidated financial statements for the first quarter of 2004.

3. Recent Accounting Standards Pending Adoption

Variable interest entities

In June 2003, the CICA issued Accounting Guideline No.15, "Consolidation of Variable Interest Entities". This Guideline is harmonized with the corresponding U.S. standard and includes guidance on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them.

The Guideline will apply to all periods beginning on or after November 1, 2004. The Bank is currently evaluating the impact of this new Accounting Guideline.

4. Loans and Impaired Loans

		Impaired loans			
	Gross amount	Gross	Specific allowances	Country risk allowance	Net
January 31, 2004					
Residential mortgage	14,014	6	3	–	3
Personal and credit card	6,260	31	17	–	14
Business and government	18,352	435	210	8	217
Securities purchased under reverse repurchase agreements	4,411	–	–	–	–
	43,037	472	230	8	234
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(171)
October 31, 2003					
Residential mortgage	13,976	7	3	–	4
Personal and credit card	6,101	33	17	–	16
Business and government	19,025	436	186	19	231
Securities purchased under reverse repurchase agreements	3,955	–	–	–	–
	43,057	476	206	19	251
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(154)

As at January 31, 2004, foreclosed assets held for sale amounted to $1 million net ($6 million as at October 31, 2003) and foreclosed assets held for use, $2 million ($4 million as at October 31, 2003).

(1) *The general allowance for credit risk was created taking into account the Bank's credit in its entirety.*

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

5. Allowances for Credit Losses

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	Quarter ended January 31 2004	Quarter ended January 31 2003
Allowances at beginning	206	300	105	19	630	662
Provision for credit losses	44	(17)	17	-	44	41
Write-offs	(33)	-	-	(11)	(44)	(80)
Recoveries	13	-	-	-	13	12
Allowances at end	230	283	122	8	643	635

6. Capital Stock

Issued and fully paid as at January 31, 2004

First preferred shares	
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
	375
173,568,701 common shares	1,583
	1,958
7,010,755 stock options outstanding	N/A

Repurchase of common shares

On December 8, 2003, the Bank started a normal course issuer bid for the repurchase of up to 8,700,000 common shares over a 12-month period ending no later than December 7, 2004. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings. As at January 31, 2004, the Bank has completed the repurchase of 1,600,000 common shares at a cost of $69 million, which reduced common equity capital by $14 million and retained earnings by $55 million.

7. Securitization

CMHC-guaranteed mortgage loans

During the first quarter of 2004, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $470 million through the creation of mortgage-backed securities. The Bank sold all these securities. The Bank received cash proceeds totalling $468 million and retained the rights to future excess interest in the amount of $12 million. The Bank also recorded a servicing liability of $3 million. A pre-tax gain of $7 million, net of transaction fees of $2 million, was recognized in the Consolidated Statement of Income under "Securitization revenues".

8. Guarantees, commitments and contingent liabilities

As at January 31, 2004, there were no significant changes with respect to the guarantees issued by the Bank as defined in Accounting Guideline AcG-14 "Disclosure of Guarantees" and presented in Note 18 to the Consolidated Financial Statements for the year ended October 31, 2003, except for the addition of the following guarantee:

Backstop liquidity facilities – multiseller conduit

The Bank administers a multiseller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities for commercial paper to the multiseller conduit. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at January 31, 2004, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $367 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these liquidity facilities.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

9. Segment Disclosures

Quarter ended January 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income (1)	323	312	22	23	(6)	71	(61)	(51)	278	355
Other income (1)	160	156	164	139	274	166	37	19	635	480
Total revenues	483	468	186	162	268	237	(24)	(32)	913	835
Operating expenses	292	279	148	131	132	128	7	10	579	548
Contribution	191	189	38	31	136	109	(31)	(42)	334	287
Provision for credit losses (1)	29	41	–	–	24	10	(9)	(10)	44	41
Income before income taxes and non-controlling interest	162	148	38	31	112	99	(22)	(32)	290	246
Income taxes (1)	58	54	13	11	40	35	(14)	(27)	97	73
Non-controlling interest	–	–	1	1	–	–	6	6	7	7
Net income	104	94	24	19	72	64	(14)	(11)	186	166
Average assets	39,476	38,342	654	672	42,678	37,222	(5,478)	(5,916)	77,330	70,320

Personal and Commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Taxable equivalent
The accounting policies are the same as those described in the Note on accounting policies (Note 1 in the 2003 Annual Report), with the exception of net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up the tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $13 million ($13 million in 2003) and other income was decreased by $2 million (grossed up by $12 million in 2003). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

Economic Commentary

Global recovery confirmed

The stage is set, with global economic growth projected to be 4.5% in 2004. The U.S. economy should expand at the same rate, while in Canada, the strengthening of the dollar means that our growth will be a relatively modest 3.0%.

Growth prospects have improved throughout the developed world, but the anticipated pace of expansion will vary greatly from one region to another.

In the second half of 2002, geopolitical uncertainty undermined U.S. business confidence, causing many companies to put off investment and hiring decisions and raid their inventories rather than boost production. Fortunately, their financial situation has not deteriorated. Productivity gains have buoyed their strong profit margins and low interest rates enabled them to contain their debt load, while the government sweetened the tax incentives introduced after 9/11.

Around mid-2003, confidence returned. Over the last three quarters of the year 2003, business investments were one of the primary drivers of economic growth. In the last quarter, companies also began to replenish their inventories. Labour market indicators generally suggest that we will see a long-awaited recovery.

The American engine is no longer alone. China is now an important hub of economic growth. Not only is it benefiting from the relocation of production to countries with low workforce costs, but it is also urbanizing at breakneck speed. As a result, its demand for raw materials and industrial goods that are lacking domestically is having a major impact on global markets, opening doors around the world, especially in Latin America.

For 2004, the anticipated upturn in the global economy will not benefit Canada as much as in the past. The skyrocketing of the Canadian dollar against the greenback has clearly taken its toll. In late 2003, producer prices in Canada had dropped by 3.4% from a year ago, which is extremely rare. This was caused by the decline in prices charged in U.S. dollars, once converted to Canadian currency. Had the Canadian dollar not climbed so dramatically, industrial prices would in fact have risen by 1.6%. Given the use of hedging techniques to protect against exchange rate fluctuations, part of the price drop will have a latent effect on revenues; the full impact on financial results has not yet been felt.

Like producer prices, export volumes also fell. Until some improvements occured at the end of the year, Canadian exports of goods, other than energy, were down over the previous year. By the end of the year, 82,000 manufacturing jobs had been lost since the peak in November 2002. To offset this weakness in the foreign trade sector, the Bank of Canada trimmed its trendsetting rate at the beginning of 2004.

Although the problems in the manufacturing sector have had repercussions on employment, the ripple effect on the rest of the economy has nonetheless been limited. Household confidence, as evidenced by the labour force participation rate, has not waned. Moreover, the high-flying loonie will at least encourage business to invest in order to ramp up productivity. The timing is right, since the currency lift means shrinking prices of imported equipment, and most businesses have the necessary funds available to start an investment program.

Because of an expected increase in capital spending, we predict a 3.8% rise in domestic demand, the same rate as in 2003. However, economic growth should come in around 3.0%. In fact, the trade surplus will narrow, though to a much lesser degree than in 2003, when economic growth was apparently only 1.6%.

Quebec and Ontario, Canada's manufacturing powerhouses, will have to settle for economic growth rates shy of the Canadian average, about 2.6% and 2.7% respectively.

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.
Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at www.nbc.ca in the menu on the right-hand side of the screen under Economic Analysis.

Bank News

Réal Raymond spoke at the Canadian Financial Services Conference hosted by RBC Capital Markets: In his speech on January 21 to North American and European institutional investors, Réal Raymond demonstrated just how different the National Bank is from other financial institutions. To illustrate his point, Mr. Raymond first presented the National Bank's business model: a super-regional bank that is determined to remain Quebec's leading bank. He went on to explain the Bank's main characteristics—its performance, its diversification, its discipline and its competitive edge.

Three National Bank senior managers among the 100 most powerful women in Canada: In its 2003 contest, the Toronto-based Women's Executive Network named Patricia Curadeau-Grou and Gisèle Desrochers, both Members of the Executive Committee of the National Bank, and E.A. (Dee) Parkinson-Marcoux, a Member of the Bank's Board of Directors, among Canada's "Top 100 Most Powerful Women".

Réal Raymond, *Personnalité financière de l'année 2003*: Quebec business magazine *Finance et Investissement*, which draws up a list of the 25 most influential people in Quebec financial circles, has named Réal Raymond, President and Chief Executive Officer, *Personnalité financière de l'année 2003*. This prestigious list also includes Jean Turmel, President - Financial Markets, Treasury and Investment Bank, and Patricia Curadeau-Grou, Senior Vice-President - Risk Management.

NBDB is tops in customer service: National Bank Discount Brokerage (NBDB) has once taken top honours for the quality of its customer service according to a Dalbar survey of Canadian discount brokerage firms. Between November 30, 2003 and January 30, 2004, Dalbar surveyed the seven main brokerage houses in Canada to evaluate their representatives in terms of professional attitude, speed of response to customers, pro-activity in providing information, overall knowledge, and ability to provide quality information. The other areas in which NBDB distinguished itself were telephone access and e-mails.

New portfolio-linked note: National Bank has introduced the Mutual Fund Portfolio-Linked Note. Investors can now enjoy sound diversification when they buy a note whose return is based on seven mutual funds made up of Canadian equities, international equities and fixed-income securities. The Note is sold in multiples of $100 and the minimum initial investment is $500.

2003 Social Responsibility Report: The Bank's Social Responsibility Report will be available at the beginning of March 2004 in all its branches, on its web-site at www.nbc.ca or by calling TelNat at 1-888-4-TELNAT or (514) 394-5555. This document covers the various aspects of the Bank's social commitment and provides specific information on its corporate donations, its philanthropic activities and the volunteer activities of its employees, its support to SMEs and its contribution to the economy. The Social Responsibility Report is available on request to Bank customers and the general public.

United Way/Centraide campaign: Each year the Bank and its employees, both active and retired, strengthen their commitment to the community. The $1,491,038 donated to the 2003 United Way/Centraide campaign was a 6% increase over last year's contribution. Employees, managers and retired employees across Canada lent a helping hand: contributions from employees in the Greater Montreal area amounted to $512,915, to which the Bank added a corporate donation of $470,000. National Bank Financial and its employees raised $271,000, while employees outside Greater Montreal who participated in the United Way/Centraide campaign in their respective regions donated $237,123. Some 260 retired employees also gave generously, contributing $22,832.

Mira Foundation: The Mira Foundation, which trains guide dogs for persons who are visually-impaired or physically challenged, also benefitted from the generosity of the Bank and its customers. The fundraising campaign conducted in the branches, under the responsibility of Michel Tremblay, Senior Vice-President - Personal Banking and Wealth Management, collected over $322,450 through the sale of key rings with the Mira logo.

2003 Annual Report: Bank's Annual Report has been available in print for a few weeks and can be obtained by calling TelNat at 1-888-4-TELNAT or (514) 394-5555. It is also available online at www.nbc.ca/investorrelations.

New corporate governance rules: National Bank's Board of Directors announced the addition of two new guidelines to its corporate governance rules for senior officers. These new guidelines, which go beyond regulatory requirements, are intended to bring the interests of management more in line with the Bank's results. Under the new rules, the President and Chief Executive Officer as well as officers on the Bank's Executive Committee will now be required to publicly disclose their intention to exercise options at least five business days in advance. As with any other transaction involving Bank securities, options can only be exercised during the trading periods prescribed by the Bank. Moreover, the Bank requires its officers to maintain minimum holdings of Bank common shares (including deferred stock units for officers, stock appreciation rights and vested stock options), in proportion to their compensation and function. In 2003, the value of the minimum common share holdings was a multiple of the previous three years' average base salary received by a given officer, as set out below:

- 5.0 for the President and Chief Executive Officer
- 2.0 for members of the Executive Committee
- 1.5 for senior vice-presidents
- 1.0 for vice-presidents

Annual Meeting of Shareholders: The Annual Meeting of Shareholders of the Bank will take place on Wednesday, March 10, 2004 at 9:30 a.m. at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque West, Montreal.

NATIONAL BANK OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 8th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General information: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2003-2004

First quarter	February 26, 2004
Second quarter	May 27, 2004
Third quarter	August 26, 2004
Fourth quarter	December 2, 2004

Disclosure of 1st quarter 2004 results

Conference call:
- A conference call for analysts and institutional investors will be held on February 26, 2004 at 1:00 p.m. E.T.
- Access by telephone: **1-800-387-6216** or **(416) 405-9328**
- A recording of the conference call can be heard until March 4, 2004 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **1528674**.

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- A recording of the webcast will also be available on the Internet after the call.

Financial documents:
- The quarterly financial statements are available at all times on the National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of the National Bank's website shortly before the start of the conference call.

Transfer agent and registrar
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
Email: **clientele@tbn.bnc.ca**

Direct deposit service for dividends
Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the transfer agent, National Bank Trust Inc., in writing.

Dividend Reinvestment and Share Purchase Plan
The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations